Exhibit (a)(5)(xvii)

THORNBURG MORTGAGE ANNOUNCES FURTHER EXTENSION OF

EXCHANGE OFFER AND CONSENT SOLICITATION FOR ALL SERIES

OF PREFERRED STOCK

SANTA FE, N.M., SEPTEMBER 23, 2008 – Thornburg Mortgage, Inc. (NYSE: TMA), announced that it is extending the expiration of its Exchange Offer and Consent Solicitation (the “Exchange Offer”) for all outstanding shares of its 8.00% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock (“Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (“Series E Preferred Stock”) and 10% Series F Cumulative Convertible Redeemable Preferred Stock (“Series F Preferred Stock” and collectively with the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the “Preferred Stock”) from 12:01 a.m. EDT, on September 23, 2008 to 12:01 a.m., EDT on September 26, 2008, unless further extended or terminated by the company.

On September 22, 2008, holders of Preferred Stock had tendered approximately (i) 93.1% (6,073,920 shares) of the Series C Preferred Stock; (ii) 94.9% (3,794,202 shares) of the Series D Preferred Stock; (iii) 94.9% (3,000,149 shares) of the Series E Preferred Stock and (iv) 98.4% (29,828,209 shares) of the Series F Preferred Stock.

Holders who wish to tender their shares of Preferred Stock must deliver, or cause to be delivered, their shares and other required documents to the exchange agent before the expiration date.

Despite this extension, for reasons previously disclosed, Thornburg Mortgage continues to believe that it may not be able to close the Exchange Offer unless the company reaches a satisfactory agreement with the reverse repurchase agreement counterparties that are party to the Override Agreement dated as of March 17, 2008, as amended (the “Override Agreement”), who are asserting positions that are contrary to the company’s understanding with respect to the rights and obligations of the company and the counterparties, respectively, under various agreements. Negotiations between the company and the counterparties are currently on-going, but unless a satisfactory agreement is reached with the counterparties, the conditions that the exchange offer complies with applicable law cannot be satisfied at the present time because Maryland law prohibits the company from paying the cash portion of the consideration offered in the Exchange Offer if, after making the payment, the company would not be able to pay its debts as they become due in the usual course of business or the company’s total assets would be less than the sum of its total liabilities. The company continues to attempt to resolve these issues in order to consummate the Exchange Offer, but at this time there can be no assurance that the conditions to closing the Exchange Offer will be satisfied prior to its expiration.

Because of the cash constraints that have been imposed on the company by the Override Agreement counterparties, both in respect of their actions to date and in respect of the prospect of additional margin calls and withholdings of cash in the future, Thornburg Mortgage has requested a consent from the holders of its Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Secured Notes”) to agree to accept the interest payment due on their notes on September 30, 2008 in the form of additional Senior Subordinated Secured Notes in principal amount equal to the cash interest payable. All Senior Subordinated Secured Notes will continue to bear interest at a rate of 18% per annum until the Triggering Events, as defined in the indenture governing the Senior Subordinated Secured Notes, are satisfied. Absent improvement in the company’s current liquidity position, holders of at least 98% of the $1.15 billion aggregate principal amount of Senior Subordinated Secured Notes currently outstanding are being requested to agree to the company’s request to forego the receipt of cash interest in order for the company to be able to make the interest payment due on September 30, 2008 and avoid a default. MatlinPatterson Global Investment Advisers and its affiliates, which together hold more than 40% of the outstanding aggregate principal amount of these notes, have stated that they currently intend to agree to the company’s request. The successful completion of this consent solicitation of the holders of Senior Subordinated Secured Notes will not, by itself, enable Thornburg Mortgage to satisfy the conditions to closing the Exchange Offer.

The Exchange Offer is being made to holders of Preferred Stock in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. Investor inquiries about the Exchange Offer should be directed to the company at 866-222-2093 (toll free). Holders of the Preferred Stock are urged to read the Offering Circular dated July 23, 2008 (the “Offering Circular”) and all supplements thereto, which have been filed with the SEC and contains important information regarding the Exchange Offer. Requests for copies of the Offering Circular, all supplements thereto and related documents may be directed to Georgeson Inc., the information agent for the Exchange Offer, at 866-399-8748 (toll free). The Offering Circular, all supplements thereto and other information regarding the Exchange Offer may also be obtained through the SEC’s Web site at www.sec.gov and the company’s Web site at www.thornburgmortgagetender.com.

This press release does not constitute an offer to purchase or a solicitation of acceptance of the offer, which may be made only pursuant to the terms of the Offering Circular and the related materials.

Thornburg Mortgage is a leading single-family residential mortgage lender focused principally on prime and super-prime borrowers seeking jumbo and super-jumbo adjustable-rate mortgages.

This press release may contain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including but not limited to: the impact of the March 31, 2008 financing transaction; the company’s ability to meet the ongoing conditions of the Override Agreement and ongoing negotiations with the parties thereto with respect to the application of such agreement and the interpretation of certain ambiguities under such agreement;

general economic conditions; the company’s ability to meet its interest payment obligations under the Senior Subordinated Secured Notes and whether or not the consent described above will be obtained; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to complete the Exchange Offer for all of its outstanding Preferred Stock; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; market prices for mortgage securities, changes in interest rates and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, annual report on Form 10-K/A, its current reports on Form 8-K, its Proxy Statement for its Annual Meeting held on June 12, 2008, its Proxy Statement for the Exchange Offer Solicitation and its Registration Statement on Form S-3. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com

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